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EXHIBIT 99.3

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE LIMITED: REVISED ESTIMATE FOR COLLAHUASI
COPPER MINE PRODUCTION

        TORONTO, April 13, 2005 — Falconbridge Limited (TSX:FL) today stated that on March 31, 2005, the SAG mill #3 at the Collahuasi copper mine in Chile was shut down to carry out normal repairs. During subsequent inspections it was found that the mill motor also had to undergo a repair, which will keep this production unit temporarily out of service. Collahuasi's other two grinding circuits are operating normally, at the equivalent of 65% of the concentrator's total design capacity. The cathode plant also continues to operate normally.

        Falconbridge's original production forecast for 2005 (44% share of total production) was 220,000 tonnes of mined copper at Collahuasi. Based on a preliminary assessment, this estimate has now been revised to 211,000 tonnes.

        Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%).

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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EXHIBIT 99.3